SO 4/28/03

03015898

VF 4-25-03

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UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Woodruff-Sawyer Retirement Plan Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Floor 7
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Sladky (415) 399-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 17 2003 WASH, D.C. 180 SEC

PROCESSED MAY 12 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Sladky, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodruff-Sawyer Retirement Plan Services, Inc., as of April 8, 20 03, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

DAVID A. KNIGHT
COMM. #1312521
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.

REPORT ON AUDITS OF
FINANCIAL STATEMENTS

for the years ended December 31, 2002 and 2001

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.

CONTENTS

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Woodruff-Sawyer Retirement Plan Services, Inc., a wholly owned subsidiary of Woodruff-Sawyer & Co. (the Company) as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodruff-Sawyer Retirement Plan Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr, Pilger & Mayer LLP

San Francisco, California
February 6, 2003

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS	2002	2001
Cash	$ 123,786	$ 38,835
Accounts receivable	8,885	3,263
Prepaid expenses	11,025	-
Current portion of deferred tax asset	704	-
Total assets	$ 144,400	$ 42,098
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to parent company	$ 106,732	$ 28,500
Income taxes payable	10,033	-
Total liabilities	116,765	28,500
Stockholder's equity:		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 10,000 in 2002 and 2001	10,000	10,000
Retained earnings	17,635	3,598
Total stockholder's equity	27,635	13,598
Total liabilities and stockholder's equity	$ 144,400	$ 42,098

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF INCOME
for the years ended December 31, 2002 and 2001

	2002	2001
Revenue–commissions	$142,821	$ 32,311
Total revenue	142,821	32,311
Expenses:		
Management fees -expense reimbursements to parent company	119,433	28,500
Bank charges	22	90
Total expenses	119,455	28,590
Income before provision for income taxes	23,366	3,721
Provision for income taxes	9,329	-
Net income	$ 14,037	$ 3,721

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2002 and 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2001	10,000	$ 10,000	$ (123)	$ 9,877
Net income, 2001	-	-	3,721	3,721
Balances, December 31, 2001	10,000	10,000	3,598	13,598
Net income, 2002	-	-	14,037	14,037
Balances, December 31, 2002	10,000	$ 10,000	$ 17,635	$ 27,635

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 14,037	$ 3,721
Changes in assets and liabilities:		
Increase in accounts receivable	(5,622)	(3,263)
Increase in prepaid expenses	(11,025)	-
Increase in deferred tax asset	(704)	-
Increase in payables-due to parent company	78,232	28,500
Increase in income taxes payable	10,033	-
Net cash provided by operating activities	70,914	28,958
Net increase in cash	84,951	28,958
Cash, beginning of year	38,835	9,877
Cash, end of year	$ 123,786	$ 38,835

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Woodruff-Sawyer Retirement Plan Services, Inc. (the Company) is a wholly owned subsidiary of Woodruff-Sawyer & Co. The Company's products and services are focused on the employer-sponsored defined contribution retirement plan market for companies which are primarily located in Northern California. The Company provides plan design, compliance guidance, employee communication/ investment education programs, investment consulting, funding alternatives/attribution analysis, and plan sponsor fiduciary due diligence reporting. The target market tends to be in the small- to medium-size plans, with plan assets in the range of $1 million to $50 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company's cash policy is to deposit all available funds in a noninterest-bearing account.

Allowance for Doubtful Accounts

Bad debts are provided on the allowance method based upon historical experience and management's evaluation of outstanding receivable. At December 31, 2002, the Company' management believes that all outstanding accounts receivable are fully collectible.

Revenue Recognition

The Company's fees are either commission-based or billed directly to the client. Commissions earned are recognized on a trade-date basis.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Continued

2. Due to Parent Company

Dues to parent company at December 31, 2002 and 2001 include the following components of management fees payable:

	2002	2001
Allocation of officers' compensation	$ 58,800	-
Rent	30,000	$28,500
Accounting and audit fees	10,400	-
Other selling, general, and administrative fees	7,532	-
Total due to parent company	$ 106,732	$28,500

3. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

The provision for income taxes is composed of the following components:

Current tax expense:	
Federal	$ 7,963
State	2,070
	10,033
Deferred tax benefit-federal	(704)
Provision for income taxes	$ 9,329

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to state taxes that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2002, the Company has a current federal deferred tax asset balance of $704.

Continued

4. Concentration of Credit Risk

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist of bank balances in excess of the FDIC insured amount of $100,000. The Company has $52,286 as of December 31, 2002 that is not covered by the FDIC.

Revenue and Receivables

The Company had three customers who accounted for approximately 38% of accounts receivable at December 31, 2002 and 52% of the commissions revenue for the year then ended.

5. Related Party Transactions-Management Fees

Under the management agreement with the parent company, the Company pays management fees for the services, rent, and other selling, general, and administrative expenses prepaid by the parent company. The total management fees to parent company recognized in 2002 and 2001 were $119,433 and $28,500, respectively. As disclosed in Note 2 to the financial statements, the amounts due to parent company were $106,732 and $28,500 at December 31, 2002 and 2001, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $15,906, which was $8,122 in excess of its required net capital of $7,784. The Company's aggregate indebtedness to net capital ratio was 7.34 to 1.

SUPPLEMENTARY INFORMATION

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
December 31, 2002

Computation of net capital:		
Total stockholders' equity		$ 27,635
Deductions and/or charges		-
Nonallowable assets		11,729
Net capital		15,906
Computation of basic net capital requirement:		
Total aggregate indebtedness	$116,765	
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$ 7,784	
Net capital requirements		7,784
Excess net capital		$ 8,122
Excess net capital at 1,000 percent: Net capital less 10% of total aggregate indebtedness		$ 4,230
Ratio: Aggregate indebtedness to net capital		7.34 to 1

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
December 31, 2002

Reconciliation of the Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$ 17,054
Audit adjustments	(1,148)
Net capital herein	$ 15,906

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENT REGARDING RULE 15C3-3
December 31, 2002

SCHEDULE II

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Reg. Section 240.15c3-3(k)(2)(ii) is met.

SCHEDULE III

A Supplemental Report and Information Relating to Possession or Control Requirements

A Supplemental Report pursuant to Rule 17a-5(d)(4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k)(2)(iii), respectively.

ADDITIONAL REPORT

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BURR, PILGER & MAYER LLP

Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Woodruff-Sawyer Retirement Plan Services, Inc., a wholly owned subsidiary of Woodruff-Sawyer & Co. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer, LLP

San Francisco, California
February 6, 2003

SAN FRANCISCO
600 CALIFORNIA STREET, SUITE 1300
SAN FRANCISCO, CA 94108
TEL: 415 421-5757
FAX: 415 288-6288

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261 HAMILTON AVENUE, SUITE 203
PALO ALTO, CA 94301
TEL: 650 329-0720
FAX: 650 329-8161

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BURR, PILGER & MAYER LLP
Accountants and Consultants